Filed by Herc Holdings Inc. (Commission File No. 001-33139)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: H&E Equipment Services, Inc.

Commission File No.: 000-51759

The following communications are being filed in connection with the proposed acquisition of H&E Equipment Services, Inc. by Herc Holdings Inc.

H&E Team,

Last week, we launched The Inside Track to help keep you informed and connected as we move toward closing the transaction. If you missed it, Issue 1 provides a high-level overview of what to expect after close, based on the information currently available.

We also introduced a dedicated mailbox for your questions: ***@hercrentals.com. Since sharing the “Day 1” overview last week, one of the most common questions we’ve received is “What happens to my H&E tenure?”

When you transition to Herc Rentals, your service date will be adjusted to reflect your start date on record with H&E. This means your years of service with H&E will generally count toward Herc Rentals’ benefits and policies that are based on tenure. Your H&E service time will also be recognized as part of Herc Rentals’ Service Awards Program.

The above information and the Q&A below are a general overview of how tenure will be treated at Herc Rentals. We understand, however, that individual circumstances may vary. Specific situations will be addressed as we move through the integration process and bring our teams together.

Another question we’ve heard from many of you is “How is the deal progressing?” Earlier this week, Herc Rentals President and CEO Larry Silber shared an update on the regulatory review process and confirmed that we remain on track for a mid-year close. You can find his update, along with the first issue of The Inside Track, on the intranet homepage under the “Herc Rentals Information” link.

Answers to additional frequently asked questions are provided below.

Your Questions, Answered

1.	Can you provide an overview of Herc Rentals’ paid time off (PTO) policy?

Herc Rentals recognizes that team members need time off for, among other things, personal needs, religious observances and leisure pursuits.

Full-time employees accrue vacation time ranging from two weeks to six weeks per year based on tenure. Earned vacation hours must be used by the end of the calendar year in which they are earned, and any unused earned vacation hours will be forfeited at the end of the calendar year, unless otherwise required by state law. Accrued unused vacation hours are paid out upon separation with Herc Rentals.

Full-time employees receive nine paid holidays annually.

Full-time salaried employees receive two paid “personal” days annually.

Full-time hourly employees receive up to 64 hours of sick time annually, unless otherwise required by state law. Unused sick time hours are paid out annually in December.

2.	Will unused H&E paid time off (PTO) be paid out, and will H&E employees transitioning to Herc Rentals start with a new balance under the Herc Rentals program?

H&E employees transitioning to Herc Rentals will transition to the Herc Rentals paid time off program. Their starting balance will reflect the amount they would have accrued under the Herc Rentals program from January 1, 2025, through the date of close. If an employee’s unused H&E PTO balance* exceeds the starting balance under the Herc Rentals program, the difference will be paid out by H&E.

To illustrate, here are two example scenarios based on the Herc Rentals paid time off accrual schedule, where 60 hours would have accrued between January 1, 2025, and the close date:

Scenario 1: An employee has 80 hours of accrued H&E PTO at the time of close. The employee will begin under the Herc Rentals program with 60 hours. H&E will pay out 20 hours (the difference).

Scenario 2: An employee has 40 hours of accrued H&E PTO at the time of close. The employee will begin under the Herc Rentals program with 60 hours and not receive a payout from H&E.

*	This includes banked paid time off for employees who are part of the pre-2017 PTO banked time employee group.

3.	Does Herc Rentals Vacation Policy allow any employee to sell back unused time?

Under Herc Rentals Vacation Policy, vacation time sellback is offered periodically, but it is currently only available to Technicians and Drivers.

4.	Does Herc Rentals comply with state-specific laws regarding paid time off (PTO) rollover (e.g., California, Colorado, Montana)?

Yes. Herc Rentals adheres to all applicable state laws regarding PTO rollover, including those in California, Colorado and Montana.

5.	Who administers Herc Rentals’ 401(k) plan?

Herc Rentals’ 401(k) plan is administered by Empower (www.empower.com).

6.	How will my H&E 401(k) account be affected, and what options will I have?

The H&E 401(k) plan will terminate the day before the acquisition closes. You can choose to take a distribution (taxable event) or roll over your 401(k) balance into a few different options, including the Herc Rentals 401(k) Plan, a tax-qualified IRA, or another eligible retirement vehicle of your choice. We encourage you to secure professional advice to help you determine the best option for you.

If you currently have a loan against your H&E 401(k), that loan will not transfer to the Herc Rentals plan. It will remain with VOYA, and you may set up an account to continue to make regular payments through ACH. Importantly, the loan will not become due in full as a result of the plan termination.

7.	What happens to the H&E matching contributions I earn on my VOYA 401(k)?

H&E is responsible for any matching contributions earned up to the date the plan closes. These contributions will be processed prior to the termination of the plan and according to the plan’s standard procedures.

The foregoing is a summary of certain benefits Herc Rentals offers to its employees and does not provide a complete description of such benefits. For complete information about Herc Rentals’ employee benefits, please refer to the applicable plan or policy, which will be provided to all new Herc Rentals employees after closing.

This message was sent to all H&E team members on behalf of Herc Rentals.

Cautionary Note Regarding Forward Looking Statements

This communication includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements related to the Company, H&E and the proposed acquisition of H&E by the Company that involve substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of each of the Company and H&E, expected valuation and re-rating opportunities for the combined company, and the anticipated timing of closing of the proposed transaction. Forward-looking statements are generally identified by the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “looks,” and future or conditional verbs, such as “will,” “should,” “could” or “may,” as well as variations of such words or similar expressions. All forward-looking statements are based upon our current expectations and various assumptions and apply only as of the date of this communication. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will be achieved or that the completion and anticipated benefits of the proposed transaction can be guaranteed, and actual results may differ materially from those projected. You should not place undue reliance on forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements, including, but not limited to, (i) the possibility that the sufficient number of H&E’s shares are not validly tendered into the tender offer to meet the minimum condition; (ii) the Company’s ability to implement its plans, forecasts and other expectations with respect to H&E’s business after the completion of the proposed transaction and realized expected synergies; (iii) the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; (iv) the Company and H&E may be unable to obtain regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the proposed transaction as a condition to obtaining regulatory approvals; (v) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (vi) problems may arise in successfully integrating the businesses of the Company and H&E, including, without limitation, problems associated with the potential loss of any key employees, customers, suppliers and other counterparties of H&E; (vii) the proposed transaction may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues during the due diligence investigation of H&E or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes; (viii) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction, any adverse effects on our ability to maintain relationships with customers, employees and suppliers; (ix) the occurrence of any event, change to other circumstances that could give rise to the termination of the merger agreement, the failure of the closing conditions included in the merger agreement to be satisfied, or any other failure to consummate the proposed transaction; (x) any negative effects of the announcement of the proposed transaction of the financing thereof on the market price of the Company common stock or other securities; (xi) the industry may be subject to future risks including those set forth in the “Risk Factors” section in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and in the other filings with the SEC by each of the Company and H&E; and (xii) Herc may not achieve its valuation or re-rating opportunities. The foregoing list of factors is not exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and H&E, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and in the other filings with the SEC by each of the Company and H&E. All forward-looking statements are expressly qualified in their entirety by such cautionary statements. We undertake no obligation to update or revise forward-looking statements that have been made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The Company commenced the exchange offer on March 19, 2025. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company and its acquisition subsidiary, HR Merger Sub Inc. (“Merger Sub”), has filed or will file with the U.S. Securities and Exchange Commission (the “SEC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy H&E shares will only be made pursuant to the Offer to Exchange and related exchange offer materials that the Company has filed with the SEC. At the time the exchange offer was commenced, the Company and Merger Sub filed a tender offer statement on Schedule TO (as subsequently amended), the Company filed a registration statement on Form S-4, and H&E filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. H&E’S SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER MATERIALS), THE REGISTRATION STATEMENT ON FORM S-4, AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF H&E SHARES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER.

The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the registration statement on Form S-4 and the Solicitation/Recommendation Statement on Schedule 14D-9, have been or will be made available to H&E shareholders at no expense to them and are also made available for free at the SEC’s web site at http://www.sec.gov Additional copies may be obtained for free by contacting either the Company or H&E. Copies of the documents filed with the SEC by H&E will be available free of charge on H&E’s website at https://investor.he-equipment.com/. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at https://ir.hercrentals.com/.

In addition to the tender offer materials, the Company and H&E file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public at the SEC’s web site (http://www.sec.gov).